FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MEDIA RELEASE

GOLD FIELDS ACQUIRES AN
ADDITIONAL 2.3% OF THE SHARES OF
BOLIVAR GOLD CORP
.
JOHANNESBURG, South Africa, December 21, 2005 –
Gold Fields Limited (Gold Fields) (NYSE: GFI; JSE: GFI) announces that since December 12, 2005 it has acquired a further 2,600,600 common shares (TSX: BGC) of Bolivar Gold Corp. (Bolivar) through the facilities of the Toronto Stock Exchange. As a result, Gold Fields currently holds 17,530,444 common shares of Bolivar, representing approximately 15.5% of the common shares and 6,172,222 warrants of Bolivar, representing a further approximately 5.1% of the common shares on a partially diluted basis, resulting in a combined ownership of 19.85%.
Gold Fields and Bolivar announced on November 21, 2005,
that the companies had entered into an agreement by which all of the outstanding securities of Bolivar will, through a court-approved plan of arrangement, be combined with Gold Fields for a total cash consideration of approximately US$330 million (approximately ZAR
2.2 billion).
Gold Fields is one of the world's largest unhedged gold
producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and Australia as well as a developing mine at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of 174.5 million ounces.
Gold Fields has its primary listing on the Johannesburg Securities
Exchange and secondary listings on the NYSE, LSE, Euronext in
Paris and Brussels, and on the Swiss Exchange. All of Gold Fields'
operations are ISO 14001 certified.
Bolivar Gold Corp. is a gold exploration, development and
production company. At its 95%-owned Choco 10 property in
Venezuela, drilling has confirmed near-surface proven and probable ore reserves of 1.3 million ounces. The 5,400 tonne per day Choco 10 operation commenced commercial production in August 2005.
Bolivar Gold intends to exploit this reserve while continuing to pursue the exploration potential of the Choco 10 property, as well as throughout the El Callao district in conjunction with its joint venture partner, Gold Fields Limited.

-ends-

Gold Fields Limited
Reg. 1968/004880/06
24 St. Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquiries:

South Africa

Willie Jacobsz
Tel +27 11 644-2630
Fax +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel +27 11 644-2460
Fax +27 11 484 0639
Nerina.bodasing@goldfields.co.za

North America

Cheryl A. Martin
Tel +1 303 796-8683
Fax + 303 796-8293
camartin@gfexpl.com

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 January 2006

GOLD FIELDS LIMITED
By:

Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs